SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 25049

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 3

                            KAYNAR TECHNOLOGIES INC.

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                   486605 10 8

                                 (CUSIP Number)


                                Donald E. Miller
              Executive Vice President, General Counsel & Secretary
                            The Fairchild Corporation
                         45025 Aviation Drive, Suite 400
                              Dulles, VA 20166-7516
                            Telephone: (703) 478-5800

                                   Copies to:
                              James J. Clark, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                            KAYNAR TECHNOLOGIES INC.

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications

                                December 26, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

                                 SCHEDULE 13D/A
CUSIP No. 486605 10 8

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         The Fairchild Corporation  --       IRS        EIN     34-0728587
         RHI Holdings, Inc.         --       IRS        EIN     34-1545939
         Banner Aeorspace, Inc.     --       IRS        EIN     95-2039311

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) / /
                                                                (b) / /

3.       SEC USE ONLY

4.       SOURCE OF FUNDS: OO

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS            / /
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Each of the Reporting Persons is a Delaware corporation.

NUMBER OF SHARES BENEFICIALLY
OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER

                  The Fairchild Corporation:  720,100 shares*.
                  RHI Holdings, Inc.:  380,800 shares.
                  Banner Aerospace, Inc.:  339,300 shares.


8.       SHARED VOTING POWER

                  0

9.       SOLE DISPOSITIVE POWER

                  The Fairchild Corporation:  720,100 shares*.
                  RHI Holdings, Inc.:  380,800 shares.
                  Banner Aerospace, Inc.:  339,300 shares.


10.      SHARED DISPOSITIVE POWER

                  0

----------

*    Includes shares owned by RHI Holdings, Inc. and Banner Aerospace, Inc.


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

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  The Fairchild Corporation:  720,100 shares*.
                  RHI Holdings, Inc.:  380,800 shares.
                  Banner Aerospace, Inc.:  339,300 shares.


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  The Fairchild Corporation                   14.21%*
                  RHI Holdings, Inc.:                          7.50%
                  Banner Aerospace, Inc.:                      6.70%

14.      TYPE OF REPORTING PERSON:

                  CO



----------

*    Includes shares owned by RHI Holdings, Inc. and Banner Aerospace, Inc.


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Item 1. Security and Issuer

     This Amendment No. 3 amends the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on November 2, 1998 (the "Original 13D") (as amended by Amendment No. 1, filed with the SEC on November 23, 1998 and Amendment No. 2 filed with the SEC on December 11, 1998), with respect to the Common Stock of Kaynar Technologies Inc., a Delaware corporation ("Issuer"). The principal executive offices of Issuer are located at 500 N. State College Blvd., Suite 1000, Orange, CA 92868-1638. Telephone: 714-712-4900.

Item 3. Source and Amount of Funds or Other Consideration.

     Item 3 of the Original 13D is amended to add the following:

     The Fairchild Corporation, a Delaware corporation ("Fairchild") has entered into the Merger Agreement (as defined below). Neither Fairchild nor any other Reporting Person has expended funds in connection with the Merger Agreement. Upon consummation of the Merger (as defined below), Fairchild expects to use funds obtained through various financings to acquire the outstanding capital stock of the Issuer.

Item 4. Purpose of Transaction.

     Item 4 of the Original 13D is restated in its entirety as follows:

     Fairchild, Dah Dah, Inc., a Delaware corporation and wholly-owned subsidiary of Fairchild ("Merger Sub"), and the Issuer, have entered into an Agreement and Plan of Reorganization dated December 26, 1998 (the "Merger Agreement"), which provides for, among other things, Fairchild to acquire (the "Acquisition"), the Issuer, in a cash merger of Issuer with Merger Sub. Upon consummation of the Merger (as defined below), each share of capital stock of the Issuer will be converted into the Merger Consideration (as defined in the Merger Agreement) and will thereafter cease to be outstanding. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated by reference herein. The description of the Merger Agreement set forth herein is qualified in its entirety by reference to such exhibit. Concurrently with the execution of the Merger Agreement, (i) Fairchild, Merger Sub, CFE, Inc. ("CFE") and General Electric Capital Corporation ("GECC") have entered into a Voting and Option Agreement, dated as of December 26, 1998 (the "Voting and Option Agreement"), and (ii) Fairchild has entered into Voting Agreements dated December 26, 1998 with

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

each of Jordan A. Law, David A. Werner, Robert L. Beers and LeRoy A. Dack (together, the "Voting Agreements"), each of which is more fully described in
Item 6 hereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is added to the Original 13D as follows:

     Pursuant to the Merger Agreement and subject to the conditions set forth therein (including, without limitation, approval of the Acquisition by the shareholders of the Issuer and regulatory approval), Merger Sub will merge (the "Merger"), with and into the Issuer, with the Issuer continuing as the surviving corporation. As a result of the Merger, the Issuer will become a wholly-owned subsidiary of Fairchild.

     Pursuant to the Voting and Option Agreement, CFE has agreed to vote, and GECC has agreed to cause CFE to vote, each of its shares of (i) Series C Convertible Preferred Stock, par value $.01 per share (the "Preferred Stock") of the Issuer and (ii) the Issuer's Common Stock (together with the Preferred Stock, the "Option Securities"), in favor of the Merger and each of the other transactions contemplated by the terms of the Merger Agreement and against any other acquisition proposal or other agreement that would impede or prevent the Merger. CFE has also agreed to grant Fairchild an option (the "Option") to acquire each of its Option Securities at a cash purchase price of $28.75 per share. The Option will become exercisable, under certain circumstances and subject to certain conditions, 60 days after the termination of the Merger Agreement. Fairchild has not aggregated any of the Option Securities in calculating its beneficial ownership of the Issuer's Common Stock. CFE has also agreed, subject to certain exceptions, not to transfer any of the Option Securities without the prior written consent of Fairchild. A copy of the Voting and Option Agreement is filed as Exhibit 2 hereto and is incorporated by reference herein. The description of the Voting and Option Agreement is qualified in its entirety by reference to such exhibit.

     Pursuant to the Voting Agreements Messrs. Law, Werner, Beers and Dack have agreed to vote all of the shares of capital stock of the Issuer which they have beneficial ownership of in favor of the Merger and each of the other transactions contemplated by the terms of the Merger Agreement and against any other acquisition proposal or other agreement that would impede or prevent the Merger. Messrs. Law, Werner, Beers and Dack have also agreed not to transfer any such shares of capital stock unless the transferee agrees to be bound by the


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

terms of the Voting Agreements. Copies of the Voting Agreements executed by each of Messrs. Law, Werner, Beers and Dack are filed as Exhibits 3 through 6 hereof and are incorporated by reference herein. The description of the Voting Agreements is qualified in its entirety by reference to such exhibit.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1: Agreement and Plan of Reorganization by and among The Fairchild Corporation, Dah Dah, Inc. and Kaynar Technologies Inc. dated as of December 26, 1998.

Exhibit 2:     Voting and Option Agreement by and among The
               Fairchild Corporation, Dah Dah, Inc., CFE, Inc., and General Electric Capital Corporation dated as of
               December 26, 1998.

Exhibit 3: Voting Agreement by and between The Fairchild Corporation and Jordan A. Law dated as of December 26, 1998.

Exhibit 4: Voting Agreement by and between The Fairchild Corporation and David A. Werner dated as of December 26, 1998.

Exhibit 5: Voting Agreement by and between The Fairchild Corporation and Robert L. Beers dated as of December 26, 1998.

Exhibit 6: Voting Agreement by and between The Fairchild Corporation and LeRoy A. Dack dated as of December 26, 1998.


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SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

December 30, 1998
                              THE FAIRCHILD CORPORATION


                              By:    /s/ John L. Flynn
                                     ------------------------------------
                                     Name:   John L. Flynn
                                     Title:  Senior Vice President, Tax


                              RHI HOLDINGS, INC.


                              By:    /s/ John L. Flynn
                                     ------------------------------------
                                     Name:   John L. Flynn
                                     Title:  Senior Vice President, Tax


                              BANNER AEROSPACE, INC.


                              By:    /s/ Eugene W. Juris
                                     ------------------------------------
                                     Name:   Eugene W. Juris
                                     Title:  Vice President and
                                             Chief Financial Officer


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                                  Exhibit Index


Exhibit 1: Agreement and Plan of Reorganization by and among The Fairchild Corporation, Dah Dah, Inc. and Kaynar Technologies Inc. dated as of December 26, 1998.

Exhibit 2:     Voting and Option Agreement by and among The
               Fairchild Corporation, Dah Dah, Inc., CFE, Inc., and General Electric Capital Corporation dated as of
               December 26, 1998.

Exhibit 3: Voting Agreement by and between The Fairchild Corporation and Jordan A. Law dated as of December 26, 1998.

Exhibit 4: Voting Agreement by and between The Fairchild Corporation and David A. Werner dated as of December 26, 1998.

Exhibit 5: Voting Agreement by and between The Fairchild Corporation and Robert L. Beers dated as of December 26, 1998.

Exhibit 6: Voting Agreement by and between The Fairchild Corporation and LeRoy A. Dack dated as of December 26, 1998.






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